Exhibit (a)(2)(i)
                                                               -----------------
                                                                     May 4, 2005
Redwood Microcap Fund, Inc.
6180 Lehman Drive
Colorado Springs, CO  80918
(713) 593-2111

Dear Shareholders,

         On April 25, 2005, Gibbs Holdings LLC, an Oklahoma limited liability company ("Holdings"), commenced a tender offer to purchase all outstanding shares of Redwood Microcap Fund, Inc. ("Redwood") not currently owned Holdings or a controlled subsidiary of Redwood at a purchase price of $1.60 per share, net to the seller in cash, less any withholding taxes and without payment of interest. Holdings is owned by John Gibbs, who has been Vice-President of TDP Energy Company and President of TriPower Resources, Inc. and Buttes Energy, Inc., which are controlled subsidiaries of Redwood, since 1992. If the tender offer is completed, Holdings plans to effect a "short-form" merger in which each publicly-held share not purchased in the offer would be exchanged for $1.60 per share, net to the seller in cash, less any withholding taxes and without payment of interest.

         The independent directors of the Redwood Board ("Independent Directors") have unanimously determined that the offer is fair to the shareholders being asked to tender their shares. The Independent Directors recommend that shareholders accept the offer and tender their shares pursuant to the offer.

         In arriving at its recommendation, the Independent Directors gave careful consideration to the factors that are described in Item 4 of the enclosed Solicitation/Recommendation Statement on Schedule 14D-9. Please review these factors carefully.

         You should have previously received the Offer to Purchase dated April 25, 2005, and the Letter of Transmittal for your use in tendering your shares, if you so choose, and related documents. These documents contain the terms and conditions of the offer and the merger, provide detailed information about these transactions and include information as to how to tender your shares.



                                                     Very truly yours,


                                                     /s/ Stan Pittman
                                                     ---------------------------
                                                     Stan Pittman
                                                     Treasurer and Secretary